UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8‑K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

January 28, 2016

Date of Report (Date of earliest event reported)

comScore, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33520	54-1955550
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

11950 Democracy Drive
Suite 600
Reston, Virginia 20190

(Address of principal executive offices)

(703) 438-2000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01. Completion of Acquisition or Disposition of Assets.

On January 29, 2016, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of September 29, 2015 (the “Merger Agreement”), by and among comScore, Inc., a Delaware corporation (“comScore”), Rum Acquisition Corporation, an Oregon corporation and a wholly owned subsidiary of comScore (“Merger Sub”), and Rentrak Corporation, an Oregon corporation (“Rentrak”), Merger Sub merged with and into Rentrak (the “Merger”) with Rentrak surviving the Merger as a wholly owned subsidiary of comScore.
As a result of the Merger, each share of the common stock of Rentrak, par value $0.001 per share (the “Rentrak Common Stock”) that was outstanding immediately prior to the effective time of the Merger (the “Effective Time”) was converted into the right to receive 1.15 shares of the common stock, par value $0.001 per share, of comScore (the “comScore Common Stock”). No fractional shares of comScore Common Stock will be issued in the Merger, and holders of shares of Rentrak Common Stock will receive cash in lieu of any such fractional shares.

The issuance of comScore Common Stock in connection with the Merger, as described above, was registered under the Securities Act of 1933, as amended, pursuant to comScore’s registration statement on Form S-4 (File No. 333-207714), filed with the Securities and Exchange Commission (the “SEC”) and declared effective on December 23, 2015 (the “Joint Proxy Statement/Prospectus”).

The foregoing description of the transactions consummated pursuant to the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to comScore’s Current Report on Form 8-K filed with the SEC on September 29, 2015, which is incorporated herein by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Pursuant to the terms of the Merger Agreement, effective as of the Effective Time, William Engel, Brent Rosenthal, William P. Livek and Patricia Gottesman, each a Rentrak director prior to the Merger, were appointed to the board of directors of comScore (the “Board of Directors”). Mr. Engel will serve on the Board of Directors as a Class I director, whose term will expire at the 2017 annual meeting of stockholders. Mr. Rosenthal and Mr. Livek will serve on the Board of Directors as Class II directors, whose term will expire at the 2018 annual meeting of stockholders. Ms. Gottesman will serve on the Board of Directors as a Class III director, whose term will expire at the 2019 annual meeting of stockholders.

In addition, effective as of the Effective Time, William P. Livek was appointed as the executive vice chairman of the Board of Directors and President of the Company, Brent Rosenthal was appointed as the chairman of the Audit Committee of the Board of Directors, William Engel was appointed to the Nominating and Governance Committee of the Board of Directors and Patricia Gottesman was appointed to the Compensation Committee of the Board of Directors.

Item 5.07	Submission of Matters to a Vote of Security Holders.

comScore held a Special Meeting of Stockholders (the “comScore Special Meeting”) on January 28, 2016.  On December 10, 2015, the record date for stockholders entitled to vote at the Special Meeting, 38,972,442 shares of the comScore common stock were outstanding, each of which entitled the holder to one vote on each matter brought before the comScore Special Meeting.  A total of 36,683,305 shares of comScore Common Stock were represented in person or by proxy at the comScore Special Meeting, representing 94.13% of the shares of comScore Common Stock issued and outstanding on the record date.  For each of the proposals below, a quorum was present.

The final voting results on each of the matters submitted to a vote of the comScore stockholders at the comScore Special Meeting are set forth below. Each of the proposals was approved by comScore’s stockholders. Each proposal is described in more detail in the Joint Proxy Statement/Prospectus.

a. Proposal 1: The vote to issue shares of comScore Common Stock in connection with the Merger was:

For	Against	Abstain	Broker Non-Votes
36,298,661	4,576	380,068	0

b. Proposal 2: The vote to approve the adjournment of the comScore Special Meeting, if necessary or appropriate, to solicit additional proxies if there were not sufficient votes to approve the issuance of the shares of comScore Common Stock in connection with the Merger was:

For	Against	Abstain	Broker Non-Votes
34,274,935	1,464,300	944,070	0

Item 8.01. Other Events.

On February 1, 2016, comScore and Rentrak issued a joint press release announcing the final voting results of the comScore Special Meeting and special meeting of Rentrak shareholders, both held on January 29, 2016, and the consummation of the Merger. A copy of the joint press release is filed herewith as Exhibit 99.1 and is incorporated into this Item 8.01 by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Joint Press Release issued by comScore, Inc. and Rentrak Corporation dated February 1, 2016.

EXHIBIT INDEX

Exhibit	Description
99.1	Joint Press Release issued by comScore, Inc. and Rentrak Corporation dated February 1, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 1, 2016	COMSCORE, INC.

By:	/s/ Christiana L. Lin
Christiana L. Lin EVP, General Counsel and Chief Privacy Officer